

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

Mr. Robert F. Moran
Chief Executive Officer
PetSmart, Inc.
19601 N. 20th Avenue
Phoenix, Arizona 85027

     Re: **PetSmart, Inc.**
            Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2010
            Filed March 25, 2010
            Definitive Proxy Statement on Schedule 14A
            Filed May 3, 2010
            Quarterly Report on Form 10-Q for the Fiscal Period Ended May 2, 2010
            Filed May 28, 2010
            File No. 000-21888

Dear Mr. Moran:

     We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        H. Christopher Owings
                        Assistant Director